                                                                    EXHIBIT 4.3



THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR STATE SECURITIES LAWS AND NO TRANSFER OF THESE SECURITIES MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER AND OF ALL APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS, OR (B) PURSUANT TO AN EXEMPTION THEREFROM UNDER SAID ACT AND ALL APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS WITH RESPECT TO WHICH THE COMPANY MAY, UPON REQUEST, REQUIRE A SATISFACTORY OPINION OF COUNSEL FOR THE HOLDER THAT SUCH TRANSFER IS EXEMPT FROM THE REQUIREMENTS OF THE ACT.


                         FORM OF NOVATEL WIRELESS, INC.

                      SECURED CONVERTIBLE SUBORDINATED NOTE

$[_____]                                                     _____________, 2003
                                                           San Diego, California

               FOR VALUE RECEIVED, the undersigned, NOVATEL WIRELESS, INC., a Delaware corporation (the "Company"), hereby promises to pay to [_____] ("Holder") at such place as Holder shall hereafter direct by notice in writing to the Company, the principal sum of [_____] ($[_____]) or such lesser principal amount as is then currently outstanding, in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts, plus interest thereon at the rate provided for herein from the date hereof, with principal and interest payable as herein provided. At Holder's request, such payment (if required to be in cash under the terms of this Note) shall be by wire transfer in immediately available funds to an account to be specified by Holder.

1.      Loan, Interest Rate and Payment Provisions.

        1.1 This Note is issued pursuant to the Securities Purchase Agreement, dated as of March 12, 2003 (the "Purchase Agreement"), among the Company, the Holder and the other parties thereto. This Note is one of the Sanmina Notes (as defined in the Purchase Agreement).

        1.2 Except as expressly provided below, this Note shall not bear interest.

        1.3 If payment of any portion of the principal amount of this Note is not paid on the Maturity Date thereof, then interest shall accrue on such unpaid amount at the rate of twelve percent (12%) per annum from and after such date of default to the date of the payment in full of such unpaid amount (including from and after the date of the entry of judgment in favor of Holder in an action to collect this Note). Any amount repaid under this Note may not be reborrowed.

        1.4 Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

        1.5 All payments made by the Company on this Note shall be applied first to the payment of accrued but unpaid interest (if any) on this Note and then to the reduction of the unpaid principal balance of this Note.

        1.6 In no event shall Holder be entitled to receive interest at an effective rate in excess of the maximum rate permitted by law.

        1.7 In the event the date for the payment of any amount payable under this Note falls due on a Saturday, Sunday or public holiday under the laws of the State of California, the time for payment of such amount shall be extended to the next succeeding business day and interest (if applicable) shall continue to accrue on any principal amount so effected until the payment thereof on such extended due date.

        1.8 Capitalized terms used herein shall, unless otherwise defined herein, have the meanings assigned thereto in the Purchase Agreement. For purposes of this Note the following terms shall have the following meanings:

               1.8.1 "Maturity Date" means the date any payment is due under the terms of this Note.

               1.8.2 "Note" means this Secured Convertible Subordinated Note.

               1.8.3 "Sanmina Holders" means the holders of the Sanmina Notes, including the Holder.

2. Replacement of Note. In case this Note is mutilated, destroyed, lost or stolen, the Company shall, at its sole expense, execute and deliver a new Note, in exchange and substitution for this Note. In the case of destruction, loss or theft, Holder shall furnish to the Company indemnity reasonably satisfactory to the Company, and in any such case, and in the case of mutilation, Holder shall also furnish to the Company evidence to its reasonable satisfaction of the mutilation, destruction, loss or theft of this Note and of the ownership thereof. Any replacement Note so issued shall be in the same outstanding principal amount as this Note and dated the date of this Note.

3.      Repayment, Conversion and Security.

        3.1 The Agent may, at its option, require repayment of the entire principal amount of this Note and all of the other Sanmina Notes, to the extent then outstanding and unpaid upon the occurrence of any of the following events:

               3.1.1 in the event that the Purchase Agreement terminates, other than by reason of the Purchasers' material breach, prior to the Third Closing Date; or

               3.1.2 in the event that, for any reason other than the Purchasers' material breach, the Third Closing Date does not occur on or before the Expiration Date;

in which case the Note shall be repaid, in cash, as follows:

        (a) On or before the Catch Up Date (as defined below), the Company shall make all payments shown on the attached Schedule I with scheduled payment dates on or prior to the Catch Up Date; and

        (b) thereafter, the Company shall pay the remaining balance under this Note (if any) in accordance with the remainder of Schedule I.

"Catch Up Date" shall mean the 60th day after deliver of the notice of the Agent's election to require payment under Section 3.1.2 or 3.1.3 above.

        3.2 The Agent may, at its option, require repayment of the entire principal amount of this Note and all of the other Sanmina Notes, to the extent then outstanding and unpaid upon any breach by the Company of Section 3 of the Purchase Agreement that results in, or could reasonably be expected to result in, a liability of the Company in excess of One Million Dollars ($1,000,000), whether such breach is discovered before or after the Third Closing Date, with such repayment to occur in cash within sixty (60) days of the date discovered by the Company, Agent or Holder; provided, however, that this Section 3.2 shall not apply with respect to any liability the existence or potential of which has been disclosed to Holder or Agent in writing with in either the Schedules to the Purchase Agreement or in the due diligence report delivered to the Purchasers by FTI Consulting, so long as the nature and amount of such liability is reasonably apparent from the disclosure.

        3.3 Subject to Sections 5 below, following the Third Closing, the Note, to the extent not repaid (or required to be repaid) pursuant to Section 3.2 above, shall be repaid as follows:

               3.3.1 An amount equal to (i) the note percentage with respect to the Holder set forth on Schedule II hereto ("Note Percentage") times
        (ii) Four Hundred Thousand Dollars ($400,000) on the date three months following the Third Closing Date;

               3.3.2 An amount equal to (i) the Note Percentage times (ii) Four Hundred Thousand Dollars ($400,000) on the date six months following the Third Closing Date;

               3.3.3 An amount equal to (i) the Note Percentage times (ii) Four Hundred Thousand Dollars ($400,000) on the date nine months following the Third Closing Date; and

               3.3.4 All remaining principal and interest (if any) on the date twelve months following the Third Closing Date;

provided, however, that the Holder may, at any time at its option by notice to the Company on or following the Third Closing Date, convert the entire balance (including all principal and accrued but unpaid interest) of this Note into Series B Preferred Stock, with such balance to be converted at the rate of $1,000 per share.

Payments under this Section 3.3 shall be effected by delivery of Series B Preferred Stock of the Company, issued in the name of Holder or its designees, with principal balance hereunder being repaid at a rate of $1,000 per share (subject to adjustment for stock splits and similar events). By way of example, the payment under Section
3.3.1 above shall be effected by delivery of a number of shares of Series B Preferred Stock equal to (i) the Note Percentage, times (ii) Four Hundred (400). For purposes of clarity, any payment under Section 3.1 or 3.2 above shall be made solely in cash (whether before or after the Third Closing Date).

        3.4 This Note shall be secured by a lien on all of the assets and property of the Company (subordinate to the rights of Silicon Valley Bank as set forth in Section 7 below) pursuant to the terms of a Security Agreement (the "Security Agreement"), dated as the date hereof, between the Company and Agent (for the benefit of the Sanmina Holders).

4. Covenants of the Company. The Company covenants and agrees that, so long as this Note remains outstanding and unpaid, in whole or in part:

        4.1 The Company will faithfully and in all material respects perform all of its covenants and agreements under the Security Agreement and the Purchase Agreement and the Company will not make any loan to any person who is or becomes a shareholder of the Company, other than for reasonable advances for expenses in the ordinary course of business.

        4.2 The Company will promptly pay and discharge all lawful taxes, assessments and governmental charges or levies imposed upon it or upon its income and profits, or upon any of its property, before the same shall become in default; provided, however, that the Company shall not be required to pay and discharge any such tax, assessment, charge, levy or claim so long as the validity thereof shall be contested in good faith by appropriate proceedings and the Company, shall set aside on its books adequate reserves with respect to any such tax, assessment, charge, levy or claim so contested.

        4.3 The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and franchises and comply with all laws applicable to the Company as its legal counsel may advise.

        4.4 The Company will, except for the effects of reasonable wear and tear in the ordinary course of business, at all times maintain, preserve, protect and keep its property used or useful in the conduct of its business in good repair, working order and condition, and from time to time make all needful and proper repairs, renewals, replacements, betterments and improvements thereto.

        4.5 The Company will keep adequately insured, by financially sound reputable insurers, all property of a character usually insured by similar entities and carry such other insurance as is usually carried by similar entities.

        4.6 The Company will, promptly following its obtaining knowledge of the occurrence of an Event of Default or of any condition or event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, furnish a statement of the Company's Chief Financial Officer, to Agent setting forth the details of such Event of Default or condition or event and the action which the Company intends to take with respect thereto.

        4.7 The Company will at all times maintain books and records in which all of its financial transactions are duly recorded in conformity in all material respects with generally accepted accounting principles.

        4.8 The Company shall not make any distributions to any equity holders or affiliates of the Company (other than in connection with arm's-length obligations to equity holders or affiliates who are suppliers or customers). In addition, the Company shall not make contributions to, or payments on behalf of, any Subsidiary, except as permitted pursuant to that certain Loan and Security Agreement, dated as of November 29, 2001, between the Company and Silicon Valley Bank, Commercial Finance Division, as amended, as in effect on the date hereof.

5. Events of Default. If any of the following events (each an "Event of Default") shall occur:

        5.1 The Company shall fail to pay on the due date therefor, the principal of, or interest on, or any other amount payable under the Note or any other Sanmina Note and such failure shall continue uncured for a period of five
(5) days from such due date, or

        5.2 The Company shall default in the due observance or performance of any covenant, condition or agreement on the part of the Company to be observed or performed pursuant to the terms of this Note or any other Sanmina Note (other than the other defaults specified in Section 5) or the Company or any Subsidiary shall default in the due observance or performance of any covenant, condition or agreement on the part of the Company or such Subsidiary to be observed or performed pursuant to the terms of the Security Agreement or the Purchase Agreement and such defaults shall continue uncured for a period of fifteen (15) days after notice thereof shall have been given to the Company by Agent; or

        5.3 The dissolution of the Company or any Subsidiary or any vote in favor thereof by the board of directors and shareholders of the Company or such Subsidiary, as the case may be; or

        5.4 The Company or any Subsidiary shall resolve (including without limitation by board action) or otherwise establish any intention in writing to file a petition seeking relief under any provision of the Federal Bankruptcy Code or any other federal or state statute now or hereafter in effect affording relief to debtors, or make an assignment for the benefit of creditors, or file with a court of competent jurisdiction an application for appointment of a receiver or similar official with respect to it or any substantial part of its assets, or there shall be filed against the Company or any such Subsidiary any such application or petition, which application or petition is not dismissed or withdrawn within thirty (30) days from the date of filing thereof; or

        5.5 Any default or event of default occurs under the obligations to Silicon Valley Bank (or any lender which refinances such obligations) under the agreement described on Schedule II, any of the Tranche I Notes or under any other obligation of the Company or any Subsidiary for borrowed money, which default is not cured during the applicable cure period or waived in writing by the lender or obligee; or

        5.6 The Company or any Subsidiary shall sell all or substantially all of its assets or merge or be consolidated with or into another entity other than, in the case of any such Subsidiary, the Company or another Subsidiary of the Company; or

        5.7 The commencement of a proceeding to foreclose a security interest or lien in any property or assets of the Company or any Subsidiary upon default in the payment or performance of any debt of the Company or any such Subsidiary in excess of $25,000 which is secured thereby; or

        5.8 Other than in connection with matters set forth on Schedule 3.10 to the Purchase Agreement, the entry against the Company or any Subsidiary of a final judgment for the payment of money in excess of $100,000 by a court of competent jurisdiction, which judgment shall not be discharged (or the discharge thereof not duly provided for) in accordance with its terms within thirty (30) days of the date of entry thereof, or a stay of execution thereof procured within thirty (30) days from the date of entry thereof and, within such period (or such longer period during which execution of such judgment shall have been effectively stayed) an appeal therefrom shall not have been prosecuted and the execution thereof caused to be stayed during such appeal; or

        5.9 An attachment or garnishment shall have been levied against the assets of the Company or any Subsidiary involving an amount in excess of $100,000 and such levy is not vacated, bonded or otherwise terminated within thirty (30) days after the date of the effectiveness of the levy;

then, upon the occurrence of any such Event of Default and at any time thereafter, the Agent shall have the right to declare the principal of, accrued unpaid interest on, and all other amounts payable under all of the Sanmina Notes (including this Note) to be forthwith due and payable, in cash, whereupon all such amounts shall be immediately due and payable to Holder, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived; provided, however, in case of the occurrence of an Event of Default under Section 5.3 or 5.4, such amounts shall become immediately due and payable without any such declaration by the Agent.

6. Suits for Enforcement and Remedies. If any one or more Events of Default shall occur and be continuing, the Agent may proceed to (i) protect and enforce Holder's rights either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, condition or agreement contained in this Note or in any agreement or document referred to herein or in aid of the exercise of any power granted in this Note or in any agreement or document referred to herein, (ii) enforce the payment of this Note, or (iii) enforce any other legal or equitable right of the holder of this Note. No right or remedy herein or in any other agreement or instrument conferred upon the holder of this
Note is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

7. Seniority. This Note shall be senior in priority to the payment of all other debts of the Company, whether now existing or hereinafter incurred, other than the obligations of the Company to Silicon Valley Bank now existing as shown on the attached Schedule II hereto and trade payables and the obligations under the Tranche I Notes (each of which may be pari passu with the repayment of this Note).

8.      Unconditional Obligation; Fees, Waivers, etc.

        8.1 The obligations to make the payments provided for in this Note are absolute and unconditional and not subject to any defense, set-off, counterclaim, rescission, recoupment or adjustment whatsoever.

        8.2 If Holder or the Agent shall seek to enforce the collection of any amount of principal of and/or interest on this Note, there shall be immediately due and payable from the Company, in addition to the then unpaid principal of, and accrued unpaid interest on, this Note, all reasonable costs and expenses incurred by Holder or the Agent in connection therewith, including, without limitation, attorneys' fees and disbursements.

        8.3 No forbearance, indulgence, delay or failure to exercise any right or remedy with respect to this Note shall operate as a waiver, nor as an acquiescence in any default, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

        8.4 Any term, covenant, agreement or condition of this Note may be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the signed written consent of the Agent and the Company.

        8.5 The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, notice of dishonor, protest, notice of protest, bringing of suit, and diligence in taking any action to collect amounts called for hereunder, and shall be directly and primarily liable for the payment of all sums owing and to be owing hereon, regardless of and without any notice, diligence, act or omission with respect to the collection of any amount called for hereunder or in connection with any right, lien, interest or property at any and all times which Agent or Holder had or is existing as security for any amount called for hereunder, except as specifically provided herein.

9. Restriction on Transfer. This Note has not been registered under the securities laws of the United States of America or any state thereof. This Note has been acquired for investment, accordingly, no interest in this Note may be offered for sale, sold or transferred in the absence of registration and qualification of this Note under applicable federal and state securities laws or an opinion of counsel of Holder reasonably satisfactory to the Company that such registration and qualification are not required.

10.     Miscellaneous.

        10.1 The headings of the various paragraphs of this Note are for convenience of reference only and shall in no way modify any of the terms or provisions of this Note.

        10.2 The provisions of this Note are severable and, if any one provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability shall affect only such provision in such jurisdiction.

        10.3 Notices, demands or other communications given or made in connection with this Note shall be in writing and delivered in accordance with the provisions of the Purchase Agreement.

        10.4 This Note and the obligations of the Company and the rights of Holder shall be governed by and construed in accordance with the internal substantive laws of the State of California without giving effect to the choice of laws rules thereof.

        10.5 The Company and the Holder (a) agree that any legal suit, action or proceeding arising out of or relating to this Note will be instituted exclusively in the courts of the State of California sitting in the County of Los Angeles, or any Federal court in such State, (b) waive any objection which such party may have now or hereafter based upon forum non conveniens or to the venue of any such suit, action or proceeding, and (c) irrevocably consent to the jurisdiction of the State Courts located in said State in any such suit, action or proceeding. Each such party further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in said courts in said State, and agrees that service of process upon such party, mailed by certified mail to such party's address, will be deemed in every respect effective service of process upon such party, in any suit, action or proceeding. FURTHER, BOTH THE COMPANY AND HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION TO ENFORCE THIS NOTE.

        10.6 This Note shall bind the Company and its successors and assigns.

        10.7 Neither the Holder nor the Company shall have any liability under or in connection with this Note or the Security Agreement for special, exemplary, punitive, incidental, indirect or consequential damages of any sort in any action of any type or nature whatsoever in connection with this Note or the Security Agreement and the parties waive any right that they have to claim or recover in any such action any special, exemplary, punitive, incidental, indirect or consequential damages or any sort other than actual damages.


                                        NOVATEL WIRELESS, INC.,
                                        a Delaware corporation


                                        By
                                           -------------------------------------
                                           Name: Peter Leparulo
                                           Title: Chief Executive Officer

                                   SCHEDULE I
                                PAYMENT SCHEDULE

                                   SCHEDULE II

                    SCHEDULE OF NOTE PERCENTAGES FOR HOLDERS

                   INVESTOR                                   NOTE PERCENTAGE
                   --------                                   ---------------
           Bay Investments Limited                                 33.33%

 Mutual Trust Management (Bermuda) Limited as                      21.82%
  trustee of Sofaer Funds/Global Hedge Fund

           RIT Capital Partners plc                                11.52%

                Soen Yong Lee                                      8.33%

           Pan Invest & Trade Inc.                                 4.17%

                Peter Leparulo                                     0.83%

      Cornerstone Equity Investors, LLC                            16.67%

                PS Capital LLC                                     3.33%

                                  SCHEDULE III

                                   PRIOR LIENS

1. Lien in favor of Silicon Valley Bank pursuant to Loan and Security Agreement dated November 29, 2001.

SCHEDULE I TO SANMINA NOTE

This Schedule I sets forth the due dates of payments for purposes of Section
3.1.3 of the Note.

Column A set forth below will only apply if the Company raises at least $3.8 million in additional cash equity financing between February 26, 2003 and July 31, 2003. The purchase of the Sanmina obligations by the investors will not be counted as additional cash equity financing for these purposes.

In addition, in the event that Column A applies, the Company will be required to pay to the Note holder a prepayment equal to 20% of the amount of additional cash equity financing raised by the Company between February 26, 2003 and July 31, 2003. This prepayment will be due on the date that that equity financing closes. The prepayment will reduce the last payments otherwise required by Column A Column B provides an example of the application of these principles, assuming a hypothetical cash equity raise by the Company of $4 million on July 31, 2003.

If the Company fails to raise at least $3.8 million in additional cash equity financing between February 26, 2003 and July 31, 2003, then the payment due date schedule in Column C will apply. The purchase of the Sanmina obligations by the investors will not be counted as additional cash equity financing for these purposes.

                   COLUMN A           COLUMN B           COLUMN C

                    PAYMENT            PAYMENT             PAYMENT
DATE                AMOUNT             AMOUNT              AMOUNT
24-Feb-03         $  165,000         $  165,000         $  165,000
25-Feb-03             80,000             80,000             80,000
10-Mar-03            165,000            165,000            165,000
24-Mar-03            165,000            165,000            165,000
07-Apr-03            165,000            165,000            165,000
21-Apr-03            165,000            165,000            165,000
05-May-03            165,000            165,000            165,000
19-May-03            165,000            165,000            165,000
02-Jun-03            165,000            165,000            165,000
16-Jun-03            165,000            165,000            165,000
30-Jun-03            165,000            165,000            165,000
14-JUl-03            165,000            165,000            165,000
28-Jul-03            165,000            165,000            165,000
31-Jul-03                               800,000          1,445,000
11-Aug-03            165,000            165,000
25-Aug-03            165,000            165,000
08-Sep-03            165,000            165,000
22-Sep-03            165,000            150,000
06-Oct-03            165,000
20-Oct-03            165,000
03-Nov-03            165,000
17-Nov-03            165,000
01-Dec-03            125,000

TOTAL             $3,505,000         $3,505,000         $3,505,000